SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 16)


                                NUI CORPORATION
                                (Name of Issuer)


                           NO PAR VALUE COMMON STOCK
                         (Title of Class of Securities)


                                  629430-10-09
                                 (CUSIP Number)


     Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s))


                               Page 1 of 4 Pages



     CUSIP NO. 629430-10-09           13G                 Page 2 of 4 Pages

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stewart B. Kean, Social Security No. ###-##-####


     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  _____

                                                           (b)    X


     3  SEC USE ONLY


     4  CITIZEN OR PLACE OF ORGANIZATION

        U.S.A.

     NUMBER OF SHARES       5    SOLE VOTING POWER                  361,999
     BENEFICIALLY OWNED
     BY EACH REPORTING      6    SHARED VOTING POWER                373,623
     PERSON WITH
                            7    SOLE DISPOSITIVE POWER             361,999

                            8    SHARED DISPOSITIVE POWER           373,623


     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    735,622


     10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*


     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.6% OF THE 11,210,540 SHARES OUTSTANDING AS OF 1/27/97


     12 TYPE OF REPORTING PERSON*

        INDIVIDUAL



                      *SEE INSTRUCTION BEFORE FILING OUT!


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13-G
                   Under the Securities Exchange Act of 1934


     Item 1(a)  Name of Issuer:

                NUI Corporation


     Item 1(b)  Address of issuer's Principal Executive Offices:

                550 Route 202/206, Box 760, Bedminster, NJ  07921-0760


     Item 2(a)  Name of Person Filing:

                Stewart B. Kean


     Item 2(b) Address of Principal Business Office, or, if none residence:

                3258 Brookfield Drive, Las Vegas, NV  89120


     Item 2(c)  Citizenship:

                 U.S.A.


     Item 2(d)  Title of Class of Securities:

                No Par Value Common Stock


     Item 2(e)  CUSIP Number:

                629430-10-9


     Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

                Not Applicable


     Item 4    Ownership

       (a)     Amount Beneficially Owned                            735,622
       (b)     Percent of Class                                        6.6%
       (c)
         (i)   Sole power to vote or to direct the vote             361,999
         (ii)  Shared power to vote or to direct the vote           373,623
         (iii) Sole power to dispose or to direct the
               disposition                                          361,999
         (iv)  Shared power to dispose or to direct the
               disposition                                          373,623


                               Page 3 of 4 Pages




     Item 5     Ownership of Five Percent or Less of a Class:

                Not Applicable


     Item 6     Ownership of More than Five Percent on Behalf of Another
                Person:

                Not Applicable


     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

                Not Applicable


     Item 8     Identification and Classifications of Members of the Group:

                Not Applicable


     Item 9     Notice of Dissolution of Group:

                Not Applicable

     Item 10    Certification

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:             2/10/97

     Signature:        /S/ STEWART B. KEAN

     Name/Title:       Stewart B. Kean